Exhibit 99.2

AMENDMENT NO. 3

TO PROMISSORY NOTE and SECURITY AGREEMENT

This AMENDMENT TO PROMISSORY NOTE and SECURITY AGREEMENT (this "Amendment") is made and entered into as of December 29, 2021, by and among Sphere 3D Corp., an Ontario corporation ("Lender"), and Gryphon Digital Mining, Inc., a Delaware corporation ("Borrower", and Lender and Borrower, each a "Party" and collectively the "Parties").

RECITALS

A. On July 6, 2021, the Parties entered into a Promissory Note to a loan in the sum of $2,700,000 (the "Promissory Note") and a Security Agreement related thereto (the "Security Agreement). On August 27, 2021, the Parties entered into Amendment No. 1 to Promissory Note and Security Agreement related to an additional loan in the sum of $3,650,000. On September 29, 2021, the Parties entered into Amendment No. 2 to Promissory Note and Security Agreement related to an additional loan in the sum of $3,650,000 and an adjustment of the payment schedule (such Promissory Note and Security Agreement, as amended, the "Loan Documents").

B. On June 3, 2021, the Parties entered into an Agreement and Plan of Merger, as amended as of the date hereof (the "Merger Agreement").

C. The parties hereto desire to amend the Loan Documents as set forth herein.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein and in the Loan Documents, the Parties, intending to be legally bound, agree to amend and supplement the Loan Documents as follows:

1. Definitions. All capitalized terms used herein without definition shall have the meanings ascribed to them in the Loan Documents unless otherwise defined herein.

2. Amendments.

a. The Security Agreement is hereby terminated and null and void.  The Lender as the Secured Party under the Security Agreement shall execute, deliver and file amendments to any and all financing statements filed by it to secure its security interests in the Collateral, including those filed pursuant to the UCC, to release its secured claims to the Collateral within five (5) business days of the date hereof.

b. The Lender agrees and acknowledges that it no longer holds any priority security interest or lien in the Collateral and that all references to security interests, liens and Collateral in the Promissory Note are hereby deleted.

c. Section 3(c) of the Promissory Note shall be deleted and replaced in its entirety with: "The principal amount of indebtedness evidenced under this Note together with accrued and unpaid interest and Revenue Share shall be payable monthly, with the first payment consisting of all accrued interest under the Loan documents to become due and payable on the fifteenth of the month following the month in which the Merger Agreement is consummated in accordance with its terms. $400,412 shall become due and payable on the fifteenth of each month thereafter for thirty-four months. Any remaining principal balance and accrued but unpaid interest shall become due and payable on the fifteenth of the subsequent month.  In the event that the Merger Agreement is terminated in accordance with Section 8.01 thereof, the principal amount of indebtedness evidenced under this Note together with accrued and unpaid interest and Revenue Shares shall be fully forgiven and the Borrower shall be forever released from all of its obligations and liabilities under this Note with regards to the principal amount under the Note and the accrued interest."

d. Schedule 1 shall be deleted in its entirety.

e. The Lender agrees to provide the Borrower with Additional Funds as follows:

  $2,500,000 on January 3, 2022 (the "New Loan").

The New Loan will increase the total capital loaned by the Borrower to $12,500,000.

f. The principal sum in "Obligation to Pay" in Section 1 of the Promissory Note shall be revised to $12,500,000 upon the Borrower's receipt of the New Loan.

g. The principal sum in "Interest Rate and Revenue Share" in Section 2 of the Promissory Note shall be revised to $12,500,000 upon the Borrower's receipt of the New Loan.

2. Effect of Amendment. Except as amended by this Amendment, the Loan Documents shall remain in full force and effect. No party shall be deemed to have waived the performance of any covenants in the Loan Documents except as expressly amended by this Amendment.  In addition, if there are any inconsistencies between the Loan Documents and this Amendment, the terms of this Amendment shall prevail and control for all purposes.

4. Governing Law. This Amendment shall be construed in accordance with and governed by the Laws of the State of Delaware without giving effect to the principles of conflict of laws.

5. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original regardless of the date of its execution and delivery. All such counterparts together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	Chief Executive Officer

GRYPHON DIGITAL MINING, INC.

By:	/s/ Robby Chang
Name:	Robby Chang
Title:	Chief Executive Officer